UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934).

EXHIBIT INDEX

Exhibits	Title

99.1	BrainsWay Announces US$20 Million Private Placement with Valor Equity Partners
99.2	Form of Securities Purchase Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and the purchaser listed on the signature page thereto
99.3	Form of Warrant to Purchase American Depository Shares
99.4	Form of Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and the purchaser listed on the signature page thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: September 30, 2024	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer